Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-                )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

TRANSCRIPT: CNN International Interview – First Move With Julia Chatterley (10/4/2021)

Julia Chatterley: Not all that long ago, meanwhile, Polestar was known for tuning combustion engines. Since then, it’s recast itself as a luxury electric maker with big expansion plans. The voint venture between Volvo and China’s Geely is the latest EV maker going public, announcing a special purpose acquisition merger with an estimated value of $20 billion. And, just in case you hadn’t noticed, actor Leonardo DiCaprio is among the investors. Thomas Ingenlath, is CEO of Polestar. He joins us now. Thomas, fantastic to have you on the show, and congratulations on the future going public. What makes you unique among some of the other EV companies go public in this way? Lucid, Nikola, Lordstown. You’ve actually brought a car to market. You’re actually bringing in money for cars. This is an important distinction, isn’t it? Welcome.

Thomas Ingenlath: Morning, Julia! Right. We met three years ago when we launched the brand in 2019, and you know of course since then we’ve developed the company. We have two cars out now: the Polestar 1, Polestar 2. We will deliver around 29,000 cars to customer this year. So that’s revenue. Our showrooms are up and running. We have a service network of 500 service places for our customers. I think that is just simply that much more of a real company.

Julia Chatterley: Talk to me about, in addition to, as you’ve said, you’ve already got service stations up, you’ve got cars on the road, you’re also planning three new electric vehicles by 2025. The showrooms and servicing of the cars that you sell are going to be independent I believe of Volvo too. So when I look at your, and I mentioned it in the introduction too, your expansion plans, I sort of understand why you need to raise money and raise money quickly.

Thomas Ingenlath: Yes, you’re right. We have now really a strong expansion ahead of us. Three news cars in three years. 30 markets in 2023 up and running. This is of course, is quite a big growth. It’s quite unheard of for a start-up, and on the one hand why we managed that from operations is that we’re using and tapping into existing networks, manufacturing networks, existing logistics for spare parts and all that. That, of course, is a big advantage of Polestar. Nevertheless, an expansion like that costs money, and of course having the access to the capital market, and of course having found a great experienced partner in doing that through SPAC is a great opportunity for Polestar for the next era.

Julia Chatterley: You know, it’s quite fascinating! I was trying to do the maths on this over the weekend, and you’re planning to ramp-up car sales by just shy of a factor of thirty times by 2025. Tell me where in the world you’re going to be selling these cars? Can you give us a sense of where you’re expecting to see greatest demand? I guess tied to that, who is a Polestar customer in your mind? Who specifically are you selling to?

Thomas Ingenlath: About the math, it’s tenfold. In 29,000 cars in 2021, this year. We’re very good on target for delivering that. Ramping-up to 2025 to 290,000 cars is exactly ten times. If it’s not thirty times, ten times is still a steep ramp-up, so I would not have less respect as far as that goes. It comes out of three things. I mean one hand, we talked about three cars coming. So that’s simply having a product portfolio then of four cars by 2025, which is of course one of the factors to be able to do that. The other thing is we are operating already today on three continents. We will have 30 markets, which is of course big, big times Europe. Here, we are very, very strong. We are ramping-up this year in the US from four spaces that we had in the beginning, these are the showrooms, to 25 showrooms. And we have more plans for 2022 coming. So US will play a big role. We will be producing in the US for Polestar 3 for US customers. And of course, Asia Pacific this year will be opening up in South Korea, we are in Australia, New Zealand. The EV market, when you look at it, is very much all around the world growing, and we want to participate in that. And, of course, that is why we are launching a product portfolio exactly in these segments where it matters. Two SUVs, a really gorgeous GT. These are the segments where you see, in the premium, of course, that is where the luxury premium segment is very rapidly changing now from combustion engines to electric cars.

Julia Chatterley: And the buyer? Because I have to say, I look at some of the images of these cars, and I know you come from a design background as well at Volvo and I can see the similarities. So, are you planning to lure Volvo customers into buying a sportier, sexier Polestar car, or are these potentially new customers entirely, perhaps taken/stolen from Tesla? Who is a Polestar customer?

Thomas Ingenlath: Our Scandinavian design is, of course, it is Scandinavian, but this is where indeed BMW, Mercedes or Audi customers as much attracted to that great design as may a Tesla customer might be. So, design indeed is our key differentiator. Sustainability as well, something that we take really, really seriously and is dear to our heart. The question about electric is not just enough. You really have to look into the CO2 burden of the car and really bring that to a zero. It’s really having an offer in the luxury premium segment that is that much more sporty, that much more extrovert, that much more daring as well than you would find with the Volvo brand.

Julia Chatterley: Extrovert! Thomas, great to chat to you. We’ll speak again soon, and congratulations again on the announcement. Thomas Ingenlath, CEO of Polestar.

Thomas Ingenlath: Bye, bye!